

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

February 22, 2010

Ms. Meg A. Gentle
Senior Vice President & Chief Financial Officer
Cheniere Energy, Inc.
700 Milam Street, Suite 800
Houston, Texas 77002

> **Re:** **Cheniere Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 001-16383**

Dear Ms. Gentle:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Mark C. Shannon
                    Branch Chief